UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BREEZE-EASTERN CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	95-4062211
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

35 Melanie Lane

Whippany, New Jersey 07981

(Address of principal executive offices, including Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered: Preferred Stock Purchase Rights	Name of each exchange on which each class is to be registered: NYSE Amex

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On July 18, 2011, pursuant to a rights agreement dated as of July 19, 2011 effective as of July 18, 2011 (the “Rights Agreement”) between Breeze-Eastern Corporation (the “Company”) and Computershare Trust Company, N.A., as rights agent, the board of directors of the Company (the “Board”) authorized and declared a dividend distribution of one right (individually, a “Right” and, collectively, the “Rights”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”). The dividend was paid to the Company’s stockholders of record as of the close of business on August 1, 2011 (the “Record Date”). Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”), at a price of $14.00 per share, subject to adjustment (the “Purchase Price”).

The following summary of the principal terms of the Rights Agreement does not purport to the complete and is qualified in its entirety by reference to the complete text of the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Issuance of Right Certificates

The Rights will initially be represented by the certificates evidencing the Common Stock and will not be exercisable, or transferable apart from the Common Stock, until after the “Distribution Date” which shall be the earlier to occur of:

(i) the tenth business day after the first date (the “Stock Acquisition Date”) or public announcement that any person, or group of affiliated or associated persons (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, or any person holding shares of Common Stock for or pursuant to the terms of any such plan to the extent, and only to the extent, of such shares of Common Stock so held, or (iv) any person (an “Exempted Person”) that beneficially owned as of the date of the Rights Agreement 10% or more of the outstanding Common Stock, except that each such person will be considered an Exempted Person only if and so long as the Common Shares that are beneficially owned by such person do not exceed the number of shares of Common Stock which are beneficially owned by such person on the date of the Rights Agreement), has become the beneficial owner of 10% or more of the outstanding Common Stock of the Company (any such person or group, an “Acquiring Person”); or

(ii) the tenth business day, or such later date as determined in the sole discretion of the Board, after the public announcement of a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or of any subsidiary of the Company or any person holding shares of Common Stock for or pursuant to the terms of any such plan) of 10% or more of the outstanding Common Stock of the Company.

On the Record Date the Company sent a copy of a Summary of Rights to Purchase Preferred Shares (the “Summary of Rights”) to each record holder of the Company’s Common Stock as of the close of business on the Record Date. With respect to certificates representing shares of the Common Stock outstanding as of the Record Date and until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof together with a copy of the Summary of Rights attached thereto. Certificates for shares of the Common Stock which become outstanding after the Record Date but prior to the earliest of (i) the Redemption Date (as defined below), (ii) the Exchange Date (as defined below), (iii) the first anniversary of the Record Date if the Rights Agreement has yet to be approved by the stockholders of the Company, or the (iv) the Final Expiration Date (as defined below), shall bear a legend detailing the Right.

As soon as practicable after the Distribution Date, the Company shall distribute a certificate evidencing the Right (the “Right Certificate”) to each record holder of the Common Stock as of the close of business on the Record Date. The Rights Certificate shall be executed on behalf of the Company and manually countersigned by the Rights Agent. Following the Distribution Date, and prior to the close of business on the earliest of (i) the Redemption Date, (ii) the first anniversary of the Record Date if the Rights Agreement has yet to be approved by the stockholders of the Company, (iii) the Exchange Date, or (iv) July 18, 2014 (the “Final Expiration Date”), any Right Certificate may be transferred, split up, combined or exchanged for another Right Certificate entitling the registered holder to purchase a like number of one one-thousandths (1/1000ths) of a share of Preferred Stock as the Right Certificate surrendered then entitled such holder to purchase.

Exercise of Rights

The registered holder of any Right Certificate may exercise the Rights evidenced thereby, in whole or in part, at any time after the Distribution Date, upon surrender of the Right Certificate and payment of the Purchase Price, at any time prior to the earliest of (i) the Final Expiration Date, (ii) the first anniversary of the Record Date if the Rights Agreement has yet to be approved by the stockholders of the Company, (iii) the Redemption Date or (iv) the Exchange Date.

Adjustment of Purchase Price

The Purchase Price is subject to adjustment from time to time upon the occurrence of certain events such as stock dividends, stock splits and other similar transactions occurring after the date of the Rights Agreement. In addition, in the event that any person becomes an Acquiring Person, each holder of a Right shall thereafter have a right to purchase a number of shares of the Common Stock equal to the then-current Purchase Price multiplied by the number of one-thousandths of a share of Preferred Stock for which a Right was exercisable divided by 25% of the then current market price per share of the Company’s Common Stock.

Effect of Consolidation, Merger or Sale or Transfer of Assets or Earning Power of the Company

In the event that the Company is acquired in a merger or other business combination or 50% or more of the Company’s assets, cash flow or earning power are sold, each holder of a Right shall thereafter have a right to purchase a number of shares of the acquiring company equal to the Purchase Price of the Right divided by 50% of the then current market price per share of the acquiring company.

Redemption of Rights

The Board may, in its sole discretion, at any time prior to (i) the Final Expiration Date or (ii) the close of business on the tenth business day following the Stock Acquisition Date (the “Redemption Date”), redeem all, but not less than all, of the then-outstanding Rights at a redemption price of $0.01 per Right, as adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement.

Exchange of Rights

The Board may, in its sole discretion, at any time after any person or group of affiliated or associated persons becomes an Acquiring Person (the “Exchange Date”), exchange all or part of the then outstanding and exercisable Rights at an exchange ratio of one share of Common Stock per Right, as adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement. In addition, and under certain circumstances more fully described in the Rights Agreement, the Company may exchange each Right for Preferred Stock or other equity securities of the Company.

Voting or Dividend Rights

Until a Right is exercised, the holder thereof, will have no rights as a stockholder of the Company, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights and shall not be entitled to receive any notice of any proceedings of the Company except as provided in the Rights Agreement.

Amendment

The Rights Agreement may be amended in any respect without the approval of any holders of Rights, including, without limitation, in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained therein that may be defective or inconsistent with any other provisions therein, (iii) shorten or lengthen any time period thereunder, or (iv) otherwise change, amend, or supplement any provisions thereunder in any manner that the Company may deem necessary or desirable; provided, however, that from and after such time as any person becomes an Acquiring Person, the Rights Agreement shall not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights.

Effect of Rights

The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board prior to the time that holders of the Rights become entitled to exercise their Rights for Common Stock (or common stock of the surviving entity in a merger with the Company), since until that time the Rights may be redeemed by the Board at $0.01 per Right.

Item 2.	Exhibits.

Exhibit No.		Description

3.1	*	Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock

4.1	*	Rights Agreement, dated as of July 19, 2011 effective as of July 18, 2011 between Breeze-Eastern Corporation and Computershare Trust Company, N.A.

*	Incorporated by reference to the Company’s Current Report on Form 8-K filed on July 19, 2011

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BREEZE-EASTERN CORPORATION

Date: January 16, 2013	By:	/s/ Mark Mishler
Name: Mark D. Mishler
Title: Senior Vice President,
Chief Financial Officer,
Treasurer and Secretary